Exhibit 3.52

Liberty Star Chief Geologist Jim Bryce & Director Gerardo King Interviewed by Steve Darling of Proactive Investors Limited

TUCSON, AZ–(Feb 4, 2025)–Liberty Star Minerals (“Liberty Star” or the “Company”) (OTCMarkets: LBSR) updates its wholly owned Red Rock Canyon Gold Project (RRC) within its Hay Mountain Project (HMP) in southeast Arizona. The projects may possess commercially important metals associated with porphyry copper-gold-moly geologic structures, well represented in the area from central Arizona to northern Mexico. The Company is pleased to announce that its Chief Geologist Jim Bryce and Board Director Gerardo King were interviewed by award-winning broadcaster Steve Darling from Proactive Investors Limited.

The interview with Liberty Star’s Chief Geologist covers the last few months of channel sampling results at the Red Rock Canyon Gold Project including:

●	More bonanza grades for gold near-surface.

●	An expansion of the high-grade zone by 100’.

Darling introduces the Company’s newest Director, Gerardo King, who reviews Liberty Star’s financial strategy for 2025:

●	Securing a joint venture partner for RRC to advance work at Hay Mountain.

●	Discussion with industry operators and strategic investors looking for shorter term and longer financial relationships.

●	What new mining strategic thinking will look like in the future with Liberty Star out front with its two superior properties.

View the interview beginning Tuesday February 4, 2025 @ www.https://www.proactiveinvestors.com/companies/news/1065652/liberty-star-minerals-extends-high-grade-gold-zone-at-red-rock-canyon-project.html

ON BEHALF OF THE BOARD OF DIRECTORS

Liberty Star Minerals

Visit www.lbsr.us for more about Liberty Star Minerals, the Red Rock Canyon Gold Project & the Hay Mountain Project, including images, maps, and technical reports

About Liberty Star Liberty Star Uranium & Metals Corp. (LBSR: OTCQB), d/b/a Liberty Star Minerals, is an Arizona-based mineral exploration company engaged in the acquisition, exploration, and development of mineral properties in Arizona and the southwest USA. Currently the company controls properties that are located over what management considers some of North America’s richest mineralized regions for copper, gold, silver, molybdenum (moly), and associated metals. The Company’s premiere property is the Hay Mountain property (exploration stage) for porphyry copper, gold, moly and other commercially important minerals. Specific targets have been selected to explore for near-surface and deep-seated ore bodies, of which there are numerous analogs nearby. Contiguous with the primary Hay Mountain porphyry exploration target, and part of the overall Hay Mountain property, is an increasingly attractive area of exploration stage gold mineralization denominated Red Rock Canyon. Red Rock Canyon exhibits what we believe are extensive, promising hydrothermal associated gold-bearing structures that are documented in historical public and Company records. View numerous geoscientific reports on our website. The Hay Mountain & Red Rock Canyon properties are in Cochise County (southeast) Arizona, USA.

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Liberty Star Minerals |	Contact:
Liberty Star Uranium & Metals Corp.	Liberty Star Minerals
LBSR: OTCQB	Tracy Myers, Investor Relations
http://www.lbsr.us	520-425-1433 – info@lbsr.us